SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  November 2007

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)

                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
and 333-127491 and Form S-8 Registration Statement File No. 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.


6-K Items

     1. Press Release re RADA Electronic Industries Announces Q3 2007 Results dated November 21, 2007.

                                                                          ITEM 1

Press Release                             Source: Rada Electronic Industries Ltd

RADA Electronic Industries Announces Q3 2007 Results

Wednesday November 21, 6:03 am ET

NETANYA, Israel, November 21 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq Capital Market: RADA) today reported its financial results for the three and nine month periods ended September 30, 2007.

The company reported revenues of $2.8 million for the third quarter of 2007, as compared to $2.9 million in the third quarter of 2006. Operating loss for the third quarter of 2007 was $419,000, as compared to operating profit of $348,000 in the third quarter of 2006. As a result, the company reported a net loss of $559,000 for the third quarter of 2007, compared to net income of $15,000 in the third quarter of 2006.

Nine Months Financial Highlights

- Total revenue reaches $9.7 million, a 30% increase compared to the same period of 2006.

- Gross profit of $1.9 million compared to $200,000 in 2006.

For the first nine months of 2007 the company reported total revenue of $9.7 million, an operating loss of $703,000 and a net loss of $1.2 million. This compares with total revenue of $7.5 million, an operating loss of $1.9 million and a net loss of $2.5 million for the first nine months of 2006.

Commenting on the results, Mr. Zvika Alon, RADA's CEO said, "The financial results of the nine months ending September 30, 2007 are better than the same period last year. Notwithstanding the third quarter results, we expect 2007 annual results to show similar improvement"

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Contact:

    Elan Sigal- C.F.O
    RADA Electronic Industries Ltd.
    Tel: +972-9-8921111

    CONSOLIDATED BALANCE SHEETS

    U.S. dollars in thousands, except share and per share data

                                                         September   December
                                                         30, 2007    31, 2006
                                                         Unaudited   Audited
    ASSETS
    CURRENT ASSETS:
    Cash and cash equivalents                            $ 1,275       $ 990
    Restricted cash                                          593         704
    Trade receivables (net of allowance for doubtful
    accounts of $ 63 at September 30, 2007 and $ 34 at
    December 31, 2006)                                     3,079       4,296
    Other accounts receivable and prepaid expenses           480         200
    Costs and estimated earnings in excess of billings
    on uncompleted contracts                                 897         668
    Inventories                                            2,536       2,468

    Total current assets                                   8,860       9,326

    LONG-TERM RECEIVABLES AND DEPOSITS:
    Long-term receivables                                    983         983
    Leasing deposits                                          67          78
    Severance pay fund                                     1,890       1,624

    Total long-term receivables and deposits               2,940       2,685

    PROPERTY AND EQUIPMENT, NET                            2,922       3,359

    OTHER ASSETS:
    Intangible assets, net and goodwill                    1,703       2,072
    Deferred charges, net                                      -          13

    Total other assets                                     1,703       2,085

    Total assets                                        $ 16,425    $ 17,455

    LIABILITIES AND SHAREHOLDERS' EQUITY
    CURRENT LIABILITIES:
    Short-term bank credit and current maturities of
    long-term loans                                        $ 416       $ 559
    Convertible note                                           -       2,858
    Short-term loan from shareholder                       3,000           -
    Trade payables                                         1,239       1,611
    Other accounts payable and accrued expenses            3,357       3,503
    Billings in excess of costs and estimated earnings
    on uncompleted contracts                                 180         285
    Total current liabilities                              8,192       8,816

    LONG-TERM LIABILITIES:
    Long-term loan                                            28         142
    Long term loan from shareholders, net of discount        243           -
    Accrued severance pay                                  2,284       2,026
    Total long-term liabilities                            2,555       2,168

    MINORITY INTERESTS                                       432         397

    SHAREHOLDERS' EQUITY:
    Share capital -
    Ordinary shares of NIS 0.015 par value -
    Authorized: 16,333,333 shares at September 30, 2007
    and December 31, 2006; Issued and outstanding:
    8,728,509 shares at September 30, 2007 and December
    31, 2006                                                 116         116
    Additional paid-in capital                            67,591      67,239
    Accumulated deficit                                  (62,461)    (61,281)
    Total shareholders' equity                             5,246       6,074
    Total liabilities and shareholders' equity          $ 16,425    $ 17,455

    CONSOLIDATED STATEMENTS OF OPERATIONS

    U.S. dollars in thousands, except per share data



                                                 Three months
                         Nine months ended           ended        Year ended
                             September 30,         September 30,  December 31,
                           2007       2006       2007       2006       2006
                                      (Unaudited)                  (audited)


    Revenues            $ 9,720    $ 7,456    $ 2,762    $ 2,879   $ 13,037

    Cost of revenues      7,851      7,259      2,308      1,843     10,999

    Gross profit          1,869        197        454      1,036      2,038

    Operating
    expenses:
    Research and
    development             210        139         61        70         181
    Marketing and
    selling                 952        939        270       377       1,316
    General and
    administrative        1,410      1,041        542       241       1,794

    Total operating
    expenses:             2,572      2,119        873       688       3,291

    Operating income
    (loss)                 (703)    (1,922)      (419)      348      (1,253)
    Financial expense,
    net                     442        650        118       303        (775)
    Other income
    (expenses), net           -        (45)         -       (23)         45

                         (1,145)    (2,527)      (537)       22      (1,983)
    Minority interests
    in profits of
    subsidiary               35          7         22         7          17


    Net (loss) income  $ (1,180)  $ (2,534)    $ (559)     $ 15    $ (2,000)

    Net loss per
    share:

    Basic and diluted
    net loss per share  $ (0.14)   $ (0.30)   $ (0.06)  $ 0.003     $ (0.23)

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                             (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger
                                                President and Chairman




Date: November 21, 2007